Filed Pursuant to Rule 433

Registration No. 333-233119

Term Sheet

April 15, 2020

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (on review for downgrade) Standard & Poor’s Ratings Services: A (CreditWatch negative)

ISIN/Common Code/CUSIP:	XS2159791990 / 215979199 / 026657AR7

Trade Date:	April 15, 2020

Original Issue Date:	April 20, 2020 (T+3)

Stated Maturity Date:	October 18, 2024

Principal Amount:	€1,000,000,000

Benchmark Government Security:	OBL 0.000% due October 18, 2024 #180

Benchmark Government Security Yield:	-0.671%

Spread to Benchmark Government Security:	+265.3 bps

Mid-Swap Yield:	-0.268%

Re-Offer Yield:	1.982%

Re-Offer Spread to Mid-Swaps:	+225 bps

Price to Public:	99.868%

Commission:	0.3188%

Net Proceeds to Issuer:	99.5492% / €995,492,000

Interest Rate:	1.950% per annum, accruing from April 20, 2020

All-in-Yield:	2.057%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each October 18, beginning on October 18, 2020 (short first coupon), and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts:	Yes, as provided in the preliminary pricing supplement dated April 15, 2020 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +40 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date.

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system) or any successor thereto, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Deutsche Bank AG, London Branch MUFG Securities EMEA plc

Co-Managers:	ANZ Securities, Inc. ING Bank N.V., Belgian Branch J.P. Morgan Securities plc Mizuho International plc

*A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by contacting Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at +1-800-503-4611 or MUFG Securities EMEA plc at +44-20-7577-2206.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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